March 11, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street N.E.

Washington D.C. 20549

Attn: David Lin

Re:	Salt Blockchain Inc.

Amendment No. 4 to Registration Statement on Form 10-12G Filed September 10, 2021

File No. 000-56283

Ladies and Gentlemen:

We are providing this response letter on behalf of Salt Blockchain Inc. (the “Company” or “Salt”) with respect to the Staff’s comment letter dated November 19, 2021, regarding the above-referenced Amendment No. 4 to Registration Statement on Form 10-12G (the “Form 10”). The Company filed an Amendment No. 4 to the Form 10 on September 10, 2021. The Company respectfully requests the Staff’s response on the below comments, after which the Company will file an amendment to the Form 10 to the extent necessary to address such comments. For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Form 10.

Amendment No. 4 to Registration Statement on Form 10-12G Item 15. Financial Statements and Exhibits

Notes to Consolidated Financial Statements Borrower Collateral and Custody Assets, page F-10

1.

To help us further understand your transactions that involve digital assets, please describe for us an illustrative example of, and consider the need for additional disclosure to clarify, each type of transaction you enter and the material rights and obligations of each party to each such transaction, including the limitations, if any, of the counterparty ability to control the digital asset. To the extent that there are transactions within each type of transaction that have materially different structures, or rights and obligations, provide the requested information for these transactions too and clarify how those differences impact your accounting analysis for each type of transaction. Your reply should address all material transactions involving digital assets, which appears to include, but may not be limited to, transactions in which the Company:

•	Loans cash to a borrower and requires the borrower to transfer digital assets to the company to secure the borrower’s repayment;

Salt Blockchain Inc.

March 11, 2022

•	Transfers the digital assets received as collateral from the borrower to a third party;
•	Converts digital asset collateral received to stablecoins; and
•	Borrows digital assets from a third party.

RESPONSE: When the Company loans cash to a borrower and receives digital assets to secure the borrower’s repayment, the borrower retains the economic benefits of those digital assets, including price appreciation, and the digital asset remains the legal property of the borrower. The Company’s form of loan and security agreement, as amended on February 15, 2020, states that the customer agrees that the Company has legal custody of any digital asset collateral, pursuant to Section 9-106(a) and 8-106(e) of the Uniform Commercial Code. The Company, as the lender, has a security interest in and contractual right to control the assets, although the account assets remain the legal property of the borrower. The Company considered such control from a legal and accounting perspective and, in accordance with ASC 606-10-25-25, does not consider the economic benefit of the digital asset collateral to shift until the Company sells, pledges, contributes or otherwise transfers the digital assets to a third party. As such, digital asset collateral does not meet the criteria to be recognized as an asset of the Company upon initial receipt of the borrower’s collateral. Therefore, upon initial receipt of the borrower’s collateral, the Company does not record the received collateral assets on the balance sheet.

When the Company transfers the digital asset collateral to a third party, the Company then can direct the use of the digital asset by lending it to third parties to earn other income streams, and can benefit from changes in the underlying value of the digital asset. Once that collateral is repledged/re-hypothecated, the Company obtains the rights to the future economic benefit of the digital asset. The benefit to the Company may arise from gains related to trading strategies implemented, investments with outside parties, and through increased notes payable to support the lending business where the Company generates additional interest income. As a result and based on the nature of the collateralized assets, they would meet the definition of an asset of the Company in accordance with ASC 606-10-25-25 when the Company repledges/re-hypothecates the borrower collateral. When the Company repledges/re-hypothecates the digital asset collateral related to borrower cash loans, the Company will both recognize a separate asset for the borrower’s digital asset received and a liability for the obligation to return the digital asset to the borrower. The initial recognition of the asset is at the fair value on the day that the Company exercises its right to repledge/re-hypothecate the borrower digital asset collateral. The Company also records a liability for its obligation to return the digital asset collateral to the borrower, based upon the fair value of the digital assets underlying the liability. At the same time, the Company will derecognize the borrower digital asset collateral in the amount that was pledged by the Company to the third party and record a corresponding receivable from the third party. The receivable of borrower digital asset collateral from the third party is recorded at fair value of the digital assets on the date the transfer is consummated as that amount reasonably approximates the fair value of the Company’s receivable (ASC 310-10-30). Subsequent measurement of the collateral receivable is tested at least annually for impairment.

Salt Blockchain Inc.

March 11, 2022

When stabilization applies to a loan and a margin call is not met, in accordance with the Company’s loan agreements, the Company converts digital asset collateral received to stablecoins. Upon conversion of digital asset collateral to stablecoins, the Company obtains control of the stabilized asset and owes the borrower stablecoin equivalent. Therefore, upon conversion of the borrower’s collateral into stablecoins, the Company records the collateral assets on the balance sheet, since the Company obtains control for the collateral assets when it exchanges the collateral asset for the stablecoin equivalent due to the borrower. The related journal entry is a debit to the Company’s balance sheet for the digital assets, net that the Company receives from the customer and a credit to stablecoin payable for the stablecoin due to the customer.

When the Company borrows digital assets from a third party, the Company retains the economic benefits of the borrowed digital assets, including price appreciation, and the digital asset becomes legal property of the Company. The digital assets borrowed are recorded as indefinite lived intangible assets and held at cost less impairment, in accordance with ASC 350-30-25-4. The borrowings that are collateralized and payable in digital assets are accounted for as hybrid instruments. The host contract is a liability that contains an embedded derivative. ASC 815-15-25 was utilized to determine the classification of the host contract. The host contract is not accounted for as a debt instrument because it is not a financial liability since the Company does not have the obligation to deliver cash or another financial instrument based on the current treatment of digital assets. The embedded feature is the forward or option underlying the borrowing which is the exposure to the price changes in the digital assets. The derivative is carried at fair value based on the underlying asset and reported within digital assets payable on the Company’s consolidated balance sheet while the debt host instrument is measured at fair value on day one and not re-measured. Changes in the fair value of the derivative instrument are recognized in fair value adjustment on digital asset payable on the Company’s consolidated statements of operations in a manner that the entire contract (i.e., host instrument and embedded derivative) represents the fair value of the repayment obligation.

2.	As a follow-up to the previous comment, and specific to your digital asset lending contracts, please tell us, and consider the need for clarifying disclosure to describe, whether and, if so, when:
•	The digital asset borrower is required to return the digital asset;
•	The digital asset borrower is required to post collateral for the borrowing;
•	The digital asset borrower has the right to transfer, encumber or pledge the digital asset borrowed from you; and
•	You have the right to transfer, encumber or pledge any digital assets that you receive as collateral under your digital asset lending contracts.

Salt Blockchain Inc.

March 11, 2022

RESPONSE: The Company respectfully advises the Staff that the Company loans cash and stablecoins (including USDC, TUSD and PAX), which are accounted for as financial instruments, (not digital assets) to a borrower and receives digital assets (i.e., borrower digital asset collateral) to secure the borrower’s repayment. The Company, not the borrower, is required to return the digital asset collateral to the borrower on the termination or expiration of the loan.

The Company respectfully advises the staff that its borrowers receive cash and stablecoins (including USDC, TUSD and PAX), which are accounted for as financial instruments (not digital assets) from the Company. In connection with such borrowings, the Company’s borrowers are required to post digital asset collateral upon commencement of the loan with the Company. Additional digital asset collateral is also required to be posted within 48 hours if the current loan-to-value (“LTV”) ratio of the loan becomes greater than the predetermined margin call LTV.

In each of the Company’s loans, the borrower is borrowing cash and/or stablecoins from the Company and not digital assets. The borrower then sends the Company digital asset collateral as collateral in support of and as security for the cash loaned by the Company to the borrower. In accordance with the terms of the Company’s loan agreement with its borrowers, the Company has the right to transfer, encumber, or pledge the digital assets received as collateral from the borrower at any time during the term of the loan.

3.	Please also tell us, and consider the need for disclosure to clarify:
•

The quantity and percentage of collateral that was repledged/rehypothecated in the periods presented, including the reasons why you did not repledge/rehypothecate loan collateral received from borrowers prior to June 2020. If those reasons include changes to rights and obligations of the parties to the transaction, please discuss the specific changes made; and

•	The passage of time between making the loans, taking possession of the collateral and repledging/rehypothecating the collateral in cases where the collateral was repledged/rehypothecated.

RESPONSE: In response to the Staff’s comment, the Company will revise its disclosure in Notes 4 & 5, Collateralized Loans Receivable and Allowance for Loan Losses, to the Company’s financial statements as shown in Exhibit A attached hereto. The Company will include such revisions in its next amendment that it files for the Form 10.

The revised disclosure includes tables that show the total amounts of collateral received from customers and the collateral repledged for all periods presented. As of December 31, 2020, 66% of customer collateral was repledged. The Company did not repledge loan collateral received prior to June 2020. In February 2020, the Company made a business decision to begin a program to repledge collateral and accordingly clarified the contractual and legal rights to customer collateral under the Company’s form loan and security agreement. As amended, the Company’s loan and security agreement with its borrowers grants the Company the right to transfer, encumber, or pledge the digital assets received as collateral from the borrower at any time during the term of the loan.

Salt Blockchain Inc.

March 11, 2022

The Company has a risk management structure whereby it carries a reserve of approximately 10% of collateral. This reserve is for managing withdrawals and margin calls operationally. As a result, the Company does not intend to repledge 100% of borrower digital asset collateral, but is actively managing borrower digital asset collateral at the 90% level. The passage of time between making the loans, taking possession of the collateral, and repledging the collateral varies from each loan dependent on current capital in place based on treasury management operations.

4.

In order to help us further evaluate your accounting for each type of material transaction that involves digital assets, please provide a comprehensive accounting analysis that includes a more robust analysis of the basis for your accounting conclusions, and outlines the possible alternative answers you considered and rejected, for each type of material transaction involving digital assets as well as where there may be materially different structures, or rights and obligations, within each type of material transaction. Please include in your analysis, but do not limit it to, the following:

•	Why you believe each of your material transactions involving digital assets falls within the scope of ASC 860, including your consideration of ASC 860-10-15-13 or 860-30-15-2.
•

What accounting literature the company uses to evaluate whether it receives control of digital assets borrowed under digital asset borrowing contracts or received as collateral under digital asset lending contracts and the reasons why. If the accounting literature used differs from that used to evaluate control of digital assets held as collateral in your cash lending arrangements, highlight the differences and explain why you believe they are appropriate.

•

Whether your right to rehypothecate, repledge, sell, or otherwise transfer or use collateral for Salt Lending’s own account and at Salt Lending’s own risk provides you with the ability to obtain the benefits from and control other’s access to the digital asset collateral and the reasons why or why not.

•

Whether your transfers of digital assets that are intangible assets pursuant to ASC 350 are subject to the derecognition guidance on nonfinancial assets in ASC 610-20 or ASC 606 and the reasons why or why not. Similarly, whether you considered ASC 606-10-55-68 in determining whether you should derecognize digital assets you transfer to a third party when the agreement includes provisions that require you to repurchase that digital asset from a third party.

RESPONSE: ASC 860-30-15-2 states, “[t]he collateral accounting provisions of paragraphs 860-30-25-5, 860-30-30-1, and 860-30-45-1 apply to all transfers of financial assets pledged as collateral in a transaction accounted for as a secured borrowing.” Accordingly, the Company referred to ASC 860-30-25-5 to evaluate the accounting for collateral received from customers.

Salt Blockchain Inc.

March 11, 2022

ASC 860-30-25-5 states, “[t]he accounting for noncash collateral by the obligor (or debtor) and the secured party depends on whether the secured party has the right to sell or repledge the collateral and on whether the obligor has defaulted. Noncash collateral shall be accounted for as follows:

a. If the secured party (transferee) has the right by contract or custom to sell or repledge the collateral, then paragraph 860-30-45-1 requires that the obligor (transferor) reclassify that asset and report that asset in its statement of financial position separately (for example, as security pledged to creditors) from other assets not so encumbered.

b. If the secured party (transferee) sells collateral pledged to it, it shall recognize the proceeds from the sale and its obligation to return the collateral. The sale of the collateral is a transfer subject to the provisions of this Topic.

c. If the obligor (transferor) defaults under the terms of the secured contract and is no longer entitled to redeem the pledged asset, it shall derecognize the pledged asset as required by paragraph 860-30-40-1 and the secured party (transferee) shall recognize the collateral as its asset. (See paragraph 860-30-30-1 for guidance on the secured party's initial measurement of collateral recognized. See paragraph 860-30-40-1 for further guidance if the debtor has sold the collateral.)

d. Except as provided in paragraph 860-30-40-1 the obligor (transferor) shall continue to carry the collateral as its asset, and the secured party (transferee) shall not recognize the pledged asset.”

As noted in section a of ASC 860-30-25-5, the transferor (i.e., the borrower) should continue to account for the collateral even if the transferee (i.e., the Company) has the right to sell or repledge the collateral. As further noted in section b, the transferee should recognize the obligation to return the collateral only once it is sold or repledged. Further support that the Company does not have control of the collateral before repledging is noted in ASC 606-10-25-25. Accordingly, upon initial receipt of the borrower’s collateral, the Company does not record the received collateral assets on the balance sheet. When the Company repledges the digital asset collateral related to borrower cash loans, the Company will recognize a separate asset for the borrower’s digital asset received and a liability for the obligation to return the digital asset to the borrower.

The Company evaluates control over digital assets borrowed under digital asset borrowing contracts with third parties or received as collateral under digital asset lending contracts with borrowers in accordance with ASC 606-10-25-25. In accordance with the guidance, the Company controls digital assets that are borrowed from third parties and digital asset collateral that is repledged by the Company because the Company obtains the rights to the economic benefit and has the ability to direct the use of these digital assets. This is because the Company has the ability to use the digital assets to settle liabilities or reduce expenses, can hold the digital assets, and can pledge the digital assets to secure a loan.

Salt Blockchain Inc.

March 11, 2022

On the other hand, the Company does not control digital assets received as collateral because the Company does not have the rights to the economic benefit of those digital assets until they are repledged. The Company’s right to repledge or sell customer collateral for its own account does not provide the Company with the ability to obtain the economic benefit from and control other’s access to the digital asset collateral. This is because the borrower is still the legal owner of the digital assets and those digital assets are not beyond the reach of the borrower’s creditors or a bankruptcy trustee. The borrower also receives the economic benefits of the underlying asset, the impact of price fluctuations, which affect the loan-to-value margin requirements and the ability of the borrower to repay its loan. In addition, upon repayment of a loan, the Company is required to deliver the same number of digital assets as those delivered as collateral, so the borrower receives the benefit of any increase in the underlying value of the delivered assets. Therefore, the Company does not have the ability to obtain the benefits from and control other’s access to the digital asset collateral until it is repledged to a third party.

In accordance with ASC 350-10-40-1, the Company referred to ASC 610-20 to determine the treatment of the repledged collateral, as none of the scope exceptions noted in ASC 610-20-15 preclude the Company from using this guidance. As the Company does not have a controlling financial interest in the companies from which it borrows digital assets (see ASC 610-20-25-2), and the Company’s loan agreements do not meet the criteria of ASC 606-10-25-1, the repledged collateral will be assessed under ASC 350-10-40-3. This guidance states that an entity will not derecognize the nonfinancial asset. When the Company repledges the digital asset collateral securing a cash loan received by a borrower, the Company will both recognize a separate asset for the borrower’s digital asset collateral received and a liability for the obligation to return the digital asset to the borrower.

Please contact Dustin Hull, the Chief Financial Officer of the Company, at (281) 229-1236, or me at (215) 864-8737, if you have any questions about our response.

Very truly yours,

/s/Peter Jaslow

Peter Jaslow

PJ/mbl

cc:                  Justin English

Exhibit A

Question 3:

Note 4 – Collateralized Loans Receivable and Allowance for Loan Losses (Redline of footnote from F-16)

In the ordinary course of business, the Company enters facilities to borrow digital assets and US dollars in order to lend to counterparties, thus earning a return through the spread between its borrowing and lending rates. The Company also lends digital assets and US dollars held in its own accounts.

Loans are over-collateralized with digital assets the Company determines from time to time to be acceptable collateral. As of December 31, 2020, the digital assets the Company accepted as collateral included Bitcoin, Ethereum, Litecoin, SALT, Dash, Bitcoin Cash, USD Coin, Dogecoin, PAX Gold, Paxos Standard and TrueUSD. The Company previously accepted XRP as collateral and since the SEC investigation of XRP has stopped accepting XRP as collateral for new loans. Borrowers make monthly loan payments of interest, or principal and interest. The interest rate is set by the Company and is impacted by loan terms and amounts. Once a loan application is approved, a loan is created when a borrower sends collateral to the Company’s cold storage collateral wallet (the “Salt Custody Wallet”) and funds are disbursed to the borrower’s bank account or stablecoin to the borrower’s whitelisted digital asset wallet address. During the term of the loan, the Company may repledge borrower’s collateral and move it out of the Salt Custody Wallet. Total borrower collateral repledged of $39,547,465 and $0 is presented at fair value on the Consolidated Balance Sheets as of December 31, 2020 and 2019, respectively. An event of default on these loans occurs when a predetermined Loan to Value ratio (“LTV”) is breached. Once the default reaches the triggering threshold of 90.91% a balance of the collateral is liquidated to reestablish the original over-collateralization level per the loan agreement. As of September 30, 2020, the Company switched from a liquidation model to a stabilization model. Liquidation fees and stabilization fees range from 0.00% to 5.00% when a loan reaches an LTV of 90.91%, and the borrower’s volatile collateral is sold for stablecoin to stabilize the collateral value and mitigate against further market down turns. For the year ended December 31, 2020, the Company did not receive any stabilization fees. Borrowers have the option to either liquidate their stablecoin to satisfy the outstanding loan obligation or repurchase digital asset collateral using the stablecoin if the value of the digital asset collateral returns to sufficient levels to meet collateral requirements for the loan obligation. In the event a borrower is delinquent on a monthly payment, the Company has the ability to liquidate a portion of the collateral to satisfy the missed payment.

The Company does not recognize its digital asset-backed loans extended as sale transactions as defined by ASC 860. Upon the maturity of a digital asset-backed loan, the Company expects to receive back the borrowed amount it originally extended as a loan and the Company will return the borrower’s collateral. In addition, the Borrower can generally prepay the loan(s) at any time by providing three business day notice. Borrowers are required to post collateral in select digital assets.

During the years ending December 31, 2020 and 2019, the Company’s primary source of revenue from fees was derived from liquidation fees. Liquidation fees varied from 0.00% to 5.00% and are charged to borrowers when an LTV of 90.91% is breached and the Company facilitates an immediate liquidation of borrowers’ collateral to cure the LTV breach. As a result of events of default, we liquidated client collateral and collected total liquidation fees of $137,980 and $106,566 are presented on the Consolidated Statements of Operations for the years ended December 31, 2020 and 2019, respectively.

There were no material unpaid principal balances that had an LTV over 90.91% as of December 31, 2020. There were no unpaid principal balances which had an LTV over 90.91% as of December 31, 2019.

The Company values its collateralized outstanding loans at par, shown at principal values. Interest receivable on loans in the amount of $32,520 and $49,492 is presented on the Consolidated Balance Sheets as of December 31, 2020 and 2019, respectively. Loans are secured by digital assets, and represent the collateral for loans. The Company originates loans at various LTVs to over-collateralize the loan and protect the lender. A margin call notice is triggered when an LTV of 83.33% is breached and notifies the borrower to post additional collateral or make a payment to cure the margin call to an LTV of 70.00% within 48 hours of notice. An immediate liquidation of collateral is triggered when an LTV of 90.91% is breached. When the established trigger described above is breached, the Company will facilitate a liquidation of collateral to cure the loan to the LTV level as described in the master loan agreement with the appropriate cash proceeds immediately remitted to the Company. The Company has the option to act as the buyer of digital assets during a liquidation and purchase the borrower’s collateral at fair value and satisfy the loan obligation. A summary of loans receivable by expected future cash flows is presented below:

	Principal Payments for the Years Ended December 31,
Receipt of Payments	2020	2019
0 to 12 months	$15,271,554	$3,598,123
12 to 24 months	1,982,471	2,849,947
24 to 36 months	3,000,000	5,047,747
Total	$20,254,025	$11,495,817

LTV ratios range from 1.81% to 73.80% and 10.13% to 84.66% as of December 31, 2020 and 2019, respectively.

At December 31, 2020 and 2019, the Company had collateral on hand of $60,226,452 and $24,589,222, respectively, to cover the loan receivable balances as of each year end. As of December 31, 2020, a portion of the collateral balance was repledged, resulting in a corresponding liability of $39,547,465, which is included in the digital asset collateral due to customer on the Consolidated Balance Sheet.

A summary of total collateral held by digital asset type is presented below:

Collateral Type	12/31/2020	12/31/2019
BTC	$46,062,070	$20,315,990
ETH	10,040,956	1,203,010
SALT	1,285,556	1,663,134
LTC	985,747	850,250
DASH	590,487	344,286
BCH	508,179	45,462
XRP	444,691	60,971
Other	308,766	106,119
Total	$60,226,452	$24,589,222

A summary of total collateral held by loan type is presented below:

Loan Type	12/31/2020	12/31/2019
Consumer	$41,378,056	$14,421,937
Business	18,848,396	10,167,285
Total	$60,226,452	$24,589,222

A summary of collateral repledged is presented below:

Activity	Collateral Type	12/31/2020	12/31/2019
Repledged for investing	BTC	$26,091,072	$—
Repledged for investing	ETH	1,106,909	—
Repledged for financing	BTC	12,349,484	—
Total		$39,547,465	$—

Management notes that 66% and —% of customer collateral was repledged as of December 31, 2020 and December 31, 2019, respectively. The Company did not repledge loan collateral received prior to June 2020. In February 2020, the Company made a business decision to begin a program to repledge collateral and accordingly clarified the contractual and legal rights to customer collateral under the Company’s form loan and security agreement. As amended, the Company’s loan and security agreement with its borrowers grants the Company the right to transfer, encumber, or pledge the digital assets received as collateral from the borrower at any time during the term of the loan.

The Company has a risk management structure whereby it carries a reserve of approximately 10% of collateral. This reserve is for managing withdrawals and margin calls operationally. As a result, the Company does not intend to repledge 100% of borrower digital asset collateral, but is actively managing borrower digital asset collateral at the 90% level. The passage of time between making the loans, taking possession of the collateral, and repledging the collateral varies from each loan dependent on current capital in place based on treasury management operations.

Allowance for Loan Losses

An allowance for loan losses is established with respect to loans held for investment through periodic charges to the provision for loan losses. Loan losses are charged against the allowance for loan losses when management might believe that the future collection of principal is unlikely. To date, the Company does not have any experience with losses on the portfolio and therefore has not recorded an allowance for loan losses in the periods presented.

Management classifies the pools of loans into small, risk categories based on their original LTV and continues to monitor the current LTV on a recurring basis. The allowance is subjective as it requires material estimates, including such factors as historical trends. Other qualitative factors considered may include items such as uncertainties in the digital asset market, changes in the composition of our lending portfolio, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Although the Company has not experienced any losses on the portfolio to date, any combination of the previously described factors may affect our loan portfolio resulting in potential loan losses and could require an allowance for loan loss, which could impact future periods.

Based on the Company's review of historical data, Management has been able to liquidate collateral and recover principal, interest, and a liquidation fee and have not incurred any losses on the outstanding loans of the portfolio. The Company also over collateralizes its loans with digital assets, which allows the Company to liquidate the principal owed and limits market volatility in the event of a liquidation. As of December 31, 2020 and 2019, the Company had no loans in default. As a result, the Company has determined that no allowance for loan loss is necessary as of December 31, 2020 and 2019, respectively.

Note 5 – Collateralized Loans Receivable and Allowance for Loan Losses (Redline of footnote from F-47)

In the ordinary course of business, the Company enters facilities to borrow digital assets and US dollars in order to lend to counterparties, thus earning a return through the spread between its borrowing and lending rates. The Company also lends digital assets and US dollars held in its own accounts.

Loans are over-collateralized with digital assets the Company determines from time to time to be acceptable collateral. As of March 31, 2021, the digital assets the Company accepted as collateral included Bitcoin, Ethereum, Litecoin, SALT, Dash, Bitcoin Cash, USD Coin, Dogecoin, PAX Gold, Paxos Standard and TrueUSD. The Company previously accepted XRP as collateral and, since the SEC investigation of XRP, has stopped accepting XRP as collateral for new loans. Borrowers make monthly loan payments of interest, or principal and interest. The interest rate is set by the Company and is impacted by loan terms and amounts. Once a loan application is approved, a loan is created when a borrower sends collateral to the Company’s cold storage collateral wallet (the “Salt Custody Wallet”) and funds are disbursed to the borrower’s bank account or stablecoin to the borrower’s whitelisted digital asset wallet address. During the term of the loan, the Company may repledge borrower’s collateral and move it out of the Salt Custody Wallet. Total borrower collateral repledged of $93,425,013 and $39,547,465 is presented at fair value on the Unaudited Condensed Consolidated Balance Sheet as of March 31, 2021 and December 31, 2020, respectively. An event of default on these loans occurs when a predetermined Loan to Value ratio (“LTV”) is breached. Once the default reaches the triggering threshold of 90.91% a balance of the collateral is liquidated to reestablish the original over-collateralization level per the loan agreement. As of September 30, 2020, the Company switched from a liquidation model to a stabilization model. Liquidation fees and stabilization fees range from 0.00% to 5.00% when a loan reaches an LTV of 90.91%, and the borrower’s volatile collateral is sold for stablecoin to stabilize the collateral value and mitigate against further market down turns. For the three months ended March 31, 2021 and the year ended December 31, 2020, the Company received $2,924 and $—, respectively in stabilization fees. Borrowers have the option to either liquidate their stablecoin to satisfy the outstanding loan obligation or repurchase digital asset collateral using the stablecoin if the value of the digital asset collateral returns to sufficient levels to meet collateral requirements for the loan obligation. In the event a borrower is delinquent on a monthly payment, the Company has the ability to liquidate a portion of the collateral to satisfy the missed payment.

The Company does not recognize its digital asset-backed loans extended as sale transactions as defined by ASC 860. Upon the maturity of a digital asset-backed loan, the Company expects to receive back the borrowed amount it originally extended as a loan and the Company will return the borrower’s collateral. In addition, the Borrower can generally prepay the loan(s) at any time by providing three business day notice. Borrowers are required to post collateral in select digital assets.

During the three months ended March 31, 2021 and 2020, the Company’s primary source of revenue from fees was derived from liquidation fees. Liquidation fees varied from 0.00% to 5.00% and are charged to borrowers when an LTV of 90.91% is breached and the Company facilitates an immediate liquidation of borrowers’ collateral to cure the LTV breach. As a result of events of default, we liquidated and stabilized client collateral and collected total liquidation and stabilization fees of $2,924 and $133,927 are presented on the Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2021 and 2020, respectively.

There were no material unpaid principal balances that had an LTV over 90.91% as of March 31, 2021 or December 31, 2020.

The Company values its collateralized outstanding loans at par, shown at principal values. Interest receivable on loans in the amount of $106,429 and $32,520 is presented on the Unaudited Condensed Consolidated Balance Sheet as of March 31, 2021 and December 31, 2020, respectively. Loans are secured by digital assets, and represent the collateral for loans. The Company originates loans at various LTVs to over-collateralize the loan and protect the lender. A margin call notice is triggered when an LTV of 83.33% is breached and notifies the borrower to post additional collateral or make a payment to cure the margin call to an LTV of 70.00% within 48 hours of notice. An immediate liquidation of collateral is triggered when an LTV of 90.91% is breached. When the established trigger described above is breached, the Company will facilitate a liquidation of collateral to cure the loan to the LTV level as described in the master loan agreement with the appropriate cash proceeds immediately remitted to the Company. The Company has the option to act as the buyer of digital assets during a liquidation and purchase the borrower’s collateral at fair value and satisfy the loan obligation. A summary of loans receivable by expected future cash flows is presented below:

	Principal Payments As Of
Receipt of Payments	March 31, 2021	December 31, 2020
0 to 12 months	$29,766,586	$15,271,554
12 to 24 months	5,906,038	1,982,471
24 to 36 months	860,000	3,000,000
Total	$36,532,624	$20,254,025

LTV ratios range from 0.23% to 70.18% and 1.81% to 73.80% as of March 31, 2021 and December 31, 2020, respectively.

At March 31, 2021 and December 31, 2020, the collateral received to secure the loan receivable balance as of each period end was $115,285,452 and $60,226,452, respectively. As of March 31, 2021 and December 31, 2020, a portion of the collateral balance was repledged, resulting in a corresponding liability of $93,425,013 and $39,547,465, respectively, which is included in the digital asset collateral due to customer on the Unaudited Condensed Consolidated Balance Sheet. There is a risk that investments or financing made with borrower collateral could be worth less than the underlying borrower collateral, in which case the Company would have to use digital assets in its treasury or purchase additional digital assets to repay borrower collateral.

A summary of total collateral received to secure the loan receivable balance by digital asset type is presented below:

Collateral Type	March 31, 2021	December 31, 2020
BTC	$82,766,061	$46,062,070
ETH	25,205,446	10,040,956
SALT	259,981	1,285,556
LTC	2,137,984	985,747
DASH	2,011,019	590,487
BCH	1,254,260	508,179
XRP	1,008,441	444,691
Other	642,260	308,766
Total	$115,285,452	$60,226,452

A summary of total collateral received to secure the loan receivable balance by loan type is presented below:

Loan Type	March 31, 2021	December 31, 2020
Consumer	$92,228,362	$41,378,056
Business	23,057,090	18,848,396
Total	$115,285,452	$60,226,452

A summary of collateral repledged is presented below:

Activity	Collateral Type	March 31, 2021	December 31, 2020
Repledged for investing	BTC	$54,026,909	$26,091,072
Repledged for investing	ETH	6,957,283	1,106,909
Repledged for financing	BTC	21,502,578	12,349,484
Repledged for financing	ETH	10,938,243	—
Total		$93,425,013	$39,547,465

Management notes that 81% and 66% of customer collateral was repledged as of March 31, 2021 and December 31, 2020, respectively. The Company did not repledge loan collateral received prior to June 2020. In February 2020, the Company made a business decision to begin a program to repledge collateral and accordingly clarified the contractual and legal rights to customer collateral under the Company’s form loan and security agreement. As amended, the Company’s loan and security agreement with its borrowers grants the Company the right to transfer, encumber, or pledge the digital assets received as collateral from the borrower at any time during the term of the loan.

The Company has a risk management structure whereby it carries a reserve of approximately 10% of collateral. This reserve is for managing withdrawals and margin calls operationally. As a result, the Company does not intend to repledge 100% of borrower digital asset collateral, but is actively managing borrower digital asset collateral at the 90% level. The passage of time between making the loans, taking possession of the collateral, and repledging the collateral varies from each loan dependent on current capital in place based on treasury management operations.

Allowance for Loan Losses

An allowance for loan losses is established with respect to loans held for investment through periodic charges to the provision for loan losses. Loan losses are charged against the allowance for loan losses when management might believe that the future collection of principal is unlikely. To date, the Company does not have any experience with losses on the portfolio and therefore has not recorded an allowance for loan losses in the periods presented.

Management classifies the pools of loans into small, risk categories based on their original LTV and continues to monitor the current LTV on a recurring basis. The allowance is subjective as it requires material estimates, including such factors as historical trends. Other qualitative factors considered may include items such as uncertainties in the digital asset market, changes in the composition of our lending portfolio, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Although the Company has not experienced any losses on the portfolio to date, any combination of the previously described factors may affect our loan portfolio resulting in potential loan losses and could require an allowance for loan loss, which could impact future periods.

Based on the Company's review of historical data, Management has been able to liquidate collateral and recover principal, interest, and a liquidation fee and have not incurred any losses on the outstanding loans of the portfolio. The Company also over collateralizes its loans with digital assets, which allows the Company to liquidate the principal owed and limits market volatility in the event of a liquidation. As of March 31, 2021 and December 31, 2020, the Company had no loans in default. As a result, the Company has determined that no allowance for loan loss is necessary as of March 31, 2021 and December 31, 2020, respectively.